EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR AUGUST 16, 2002

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)

TELE LESTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X **FORM 40-F___**

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ **NO X**

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

CONFORMED COPY

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR AUGUST 16, 2002

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)

TELE LESTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item 1

TELE LESTE CELULAR PARTIPAÇÕES S. A.
RELEVANT ACTS AND FACTS DISCLOSURE POLICY

August 15, 2002. (06 pages)

For more information, please contact:

Nílson Guimarães
TELE LESTE CELULAR PARTICIPAÇÕES S.A., Brazil
Tel.: (55-71) 387-7610
Fax: (55-71) 387-7602
nilson.guimaraes@telebahiacelular.com.br
http://www.telebahiacelular.com.br

(São Paulo - Brazil), (August 15, 2002) – TELE LESTE CELULAR PARTICIPAÇÕES. A. (NYSE: TBE; BOVESPA: TLCP) announces the Relevant Acts and Facts Disclosure Policy.

INDEX

I - OBJECTIVE

The objective of this document is to establish the policy for disclosure of relevant acts and facts, taking into consideration the procedures related to the secrecy of the undisclosed relevant information.

II - CONCERNED PARTIES

This policy concerns to all the employees of Tele Leste Celular Participações S.A – Tele Leste, Investor Relations Officer, Controlling Shareholders, Directors of the Board, members of the Audit Committee and Executives nominated in the by-laws.

III - RESPONSIBILITIES

1. It is the duty of the Investor Relations officer of Tele Leste:

   1.1. inform the Comissão de Valores Mobiliários – CVM, and the stock exchanges, where the securities (shares and ADRs) issued by the Company are traded, whichever act or relevant fact occurred or that is related to its businesses;

   1.2. release simultaneously to the market the relevant information to be released by any means of communication, including official press communiqués, or in meetings with unions or entities, investors, analysts or selected people, within the country or abroad, as well as, assure a wide and immediate release of that information in all the markets where the securities (shares) are traded.

2. The Controlling Shareholders, the Board of Directors, the Audit Committee and the Executives nominated in the by-laws have to:

   2.1. inform the Inverstor Relations Officer of any act or relevant fact that they become aware, in order to inform it to the market.

3. It is up to the Controlling shareholders, the Board of Directors, the Audit Committee, the Executive nominated in the by-laws and the employees of Tele Leste:

3.1. Keep secrecy regarding information about relevant acts or facts, to which they have privileged access due to the position or job they hold, until their release to the marked, as well as to ensure that their subordinates and third-parties of their confidence also comply, having joint responsibility in case there is any violation to this policy.

IV - DEFINITIONS

CVM: Comissão de Valores Mobiliários;

General Shareholder Meeting: meeting of the shareholders of the Company;

Administration Bodies: Board of Directors and Executive Management of the Company;

Managers: members of the Executive Management created by ruling of the Company's by-laws;

Controlling shareholder: owner of the majority of the votes in the General Shareholder Meetings and chooses the majority of the Board Members;

Securities: shares, common and preferred, and ADR's, issued by Tele Leste;

Investor Relations Officer: Executive appointed by the Company, in charge of the relationship with CVM, the Stock Exchanges and the other participants of the securities market and of the release of relevant acts and facts.

V - GENERAL REGULATION

1. It is considered as relevant any decision of the Controlling Shareholder, deliberation of the General Shareholder Meeting or the Administration Bodies, or any act or fact of policy or administrative nature occurred or related to its businesses that may influence in a significant way:

   1.1. the quotation of the securities of the Company or to them referred;

   1.2. the decision of the investors to buy, sell or hold those securities;

   1.3. the decision of the investors to execute any rights related to their condition as owner of the securities issued by the Company or related to them.

2. Examples of relevant acts/facts

   2.1. The following are examples of potentially relevant acts or facts, which among others, are:

2.1.1. set the agreements or contracts for the transfer of the ownership of the company, even under suspended or active condition;

2.1.2. change in the control of the company, including creation, modification or termination of shareholder agreement;

2.1.3. creation, modification or termination of shareholder agreement in which the company is part or intervenes in, or has been registered in the records of the Company;

2.1.4. admittance or dismissal of a shareholder that has, with the Company, a contract or has operational, financial, technical or administrative cooperation;

2.1.5. grant authorization to negotiate securities issued by the Company in any market, domestic or foreign;

2.1.6. decision to promote the de-listing of the Company;

2.1.7. incorporation, merger or spin-off involving the Company ore related companies;

2.1.8. transformation or dissolution of the Company;

2.1.9. change in the shareholder structure of the equity holding of the Company;

2.1.10. change in the accounting principles;

2.1.11. renegotiation of debt;

2.1.12. approval of a plan to grant options to buy shares;

2.1.13. modification of the rights and advantages of the securities issued by the Company;

2.1.14. split or grouping of shares or granting of bonus;

2.1.15. acquisition of shares of the Company in order to keep or cancel them, or alienation of such shares;

2.1.16. profits or losses of the Company and all kind of earnings attributed in cash;

2.1.17. signature or waiver of contract, or lack of success in its completion, when the expectation for a closing of the deal is of public knowledge;

2.1.18. approval, modification or withdrawal of a project or delay in its implementation;

2.1.19. start, re-start or stop in the manufacturing or merchandising of a product or rendered services;

2.1.20. discovery, change or development of technology or resources of the Company;

2.1.21. modification of estimates released by the Company;

2.1.22. request for bankruptcy protection, bankruptcy request or admission or proposal of judicial act that might affect the economic and financial position of the Company.

3. The release of the relevant act or fact must be made through the publication in the main newspapers usually used by the Company to this end; it could be made as a summary, including the URLs for the complete documents on the Internet, available to all investors in the same sense as the one sent to CVM and the exchanges in which the shares of the Company are traded.

4. The release and the communication of a relevant act or fact must be made in a clear and precise way, using a plain language that is understandable by the investors.

5. The release of the relevant act or fact will be, if possible, before the start or after the closing of the trading activities in the exchanges in which the shares of the Company are traded.

6. In the case that the securities issued by the Company are traded simultaneously in markets of different countries, the release of the relevant act or fact must be made, if possible, before the start or after the closing of the trading in both countries, while the opening hours of the Brazilian market will take precedence in case of incompatibility.

7. In cases that the release is sent during the trading hours, the Investor Relations Officer may, at the time of releasing the relevant act or fact, request simultaneously to the domestic and foreign exchanges that the securities of the Company, or related to them, are temporarily put on hold to allow the adequate spread of the relevant information.

8. Exception to Immediate Release:

   8.1. The relevant acts or facts can be, exceptionally, withheld of being released if the controlling shareholders or the Administration Bodies believe that the said disclosure might endanger the interests of the Company.

   8.2. Nevertheless, the controlling shareholders and the administrators, directly or through the Investor Relations Officer, are required to immediately disclose the relevant act or fact, under the hypothesis that the information runs out of control or if there is an atypical variation in the quotation, price or traded amount of the securities of the Company, or related to them.

8.3. The administrators or any shareholder may request to CVM, through a formal request addressed to its president, in a sealed envelope labeled as "confidential", the decision about the presentation or not of the information that was withheld because on reasons that endanger the interests of the Company.

9. Secrecy policy

9.1. In the case the Controlling Shareholders, the Board of Director, the Audit Committee and the Executives nominated in the by-laws have personal knowledge of the relevant act or fact and become aware of the omission of the Investor Relations Officer to comply with his duty to inform it to the market, their shared responsibility will be except in case they communicate immediately to CVM about said the relevant information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Date: August 15, 2002

By ______________________

Name: Charles E. Allen

Title: Investor Relations Director